- hereinafter referred to as the “Agreement” -

between

Solactive AG

Platz der Einheit 1

60327 Frankfurt, Germany

- hereinafter referred to as “Solactive” -

and

[…]

[…]

[…]

- hereinafter referred to as the “Licensee” -

dated [DD MMMM YYYY] (the “Agreement Date”)

Solactive and the Licensee are hereinafter also referred to individually as a "Party"
and collectively as the "Parties"

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1	PREAMBLE

Solactive is an independent German multi-asset class index service provider, operating worldwide and active in the business of administration, development, calculation and maintenance of indices.

As part of its business, Solactive licenses "Solactive"-branded indices and develops and maintains the related guidelines which provide further information on the methodology of the index, in particular on its calculation, adjustment, and weighting.

Solactive is registered as a Benchmark Administrator under the European Benchmarks Regulation (BMR) with the German Federal Financial Supervisory Authority (BaFin).

The Licensee desires to use certain "Solactive"-branded indices for its own business purposes, in particular as a benchmark in order to sell and market financial products linked to the indices. Solactive agrees to grant the Licensee a license (as described herein) for the use of the indices as set forth in this Agreement. In that context, it is explicitly agreed between the Parties that Solactive as counterparty to the License Agreement has no influence on the volume of financial products possibly issued in relation to the Index or Indices licensed hereunder. It is therefore the joint understanding of the Parties that the obligations of Solactive shall be limited as set forth in this Agreement, and that this fact is reflected in the agreed remuneration.

THEREFORE, the Parties agree as follows:

2	DEFINITIONS and interpretation
2.1	Definitions

In this Agreement the words and expressions listed in the list of definitions below shall have the meanings as ascribed to them in the following list of definitions:

“Affiliate” means any person or entity that is directly or indirectly controlled by, or is under common control of the Licensee, for as long as such relationship remains in effect where “control” means possessing, directly or indirectly, the power to direct or cause the direction of the management, policies and operations of such person or entity, whether through ownership of at least fifty percent (50%) of the voting securities, by contract or otherwise.

“Applicable Law” means, with respect to a Party, the laws, rules and regulations applicable to the business of that Party which are in force during the term of this Agreement.

“Associated Fund” means any entity that is an investment fund client of the Licensee as listed in an Order Schedule. An Associated Fund that is listed in an Order Schedule shall be a beneficiary in respect of the rights hereunder and be subject to the terms, conditions and obligations of this Agreement and the applicable Order Schedule. Invoices will be issued to the Licensee.

“Authorized Affiliate” means any entity that is: (a) an Affiliate of the Licensee and listed in Appendix “B” of this Agreement (as may be updated from time to time); or (b) not an Affiliate

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of the Licensee but connected to the Licensee (e.g. a branch or an office) and listed in Appendix “B” of this Agreement (as may be updated from time to time).

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for normal business in Frankfurt am Main, Germany.

“Co-Branded Index” means an index that Solactive has developed together with a third-party for which Solactive is permitted to license and grant trademark related rights.

“Confidential Information” means all information disclosed, by whatever means, by one party (the “Disclosing Party”) to another party (the “Receiving Party”) which concerns: (i) the business or operations of the Disclosing Party; (ii) this Agreement, including without limitation, the details of Remuneration; and/or (iii) any information which is not public information.

“Contracting Licensee” means the Licensee or an Authorized Affiliate that wishes to procure services from Solactive under this Agreement. In the event a Contracting Licensee is an Authorized Affiliate, it shall be deemed to be the “Licensee” under this Agreement only in respect of the Order Schedule which it is a party to and has executed and shall be a beneficiary in respect of the rights hereunder and be subject to the terms, conditions and obligations of this Agreement and the applicable Order Schedule. Invoices will be issued to the Authorized Affiliate to the address specified in Appendix “B”.

“Financial Product” means a financial product as such term is defined in an Order Schedule.

“Good Industry Practice” means, in respect of any activity, performing that activity using the degree of skill, care, diligence and judgement and in compliance with rules directly relevant to the Scope of Services that would be reasonably expected of a reasonably skilled and experienced provider of services similar to the services provided under this Agreement.

“Index” means each index set out in the applicable Order Schedule and "Indices" shall be interpreted accordingly.

“Index Data” means: (a) the level(s) of an Index (the “Index Levels”); and (b) data related to an Index including index name, composition and weightings, but not including Third-Party Data (the “Index Composition”).

“Index Guideline” means in respect of an Index, the guideline that sets out the rules and methodologies governing the Index and published by Solactive (as modified by Solactive from time to time).

"Insubstantial Amounts of the Index Data" means an amount of the Index Data that: (a) has no independent commercial value; and (b) could not be used by the Licensee as a substitute for the Index Data.

"License Expiry Date" means the date specified in the applicable Order Schedule.

“License Scope” means the scope of the license as set out in the "License Details" section of an Order Schedule.

“Losses” means: (a) damages awarded by a court of competent jurisdiction and/or settlement amounts and (b) costs (including reasonable legal costs, expenses and fees).

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“Order Schedule” means an order schedule in the form set out in Appendix “A” of this Agreement specifying the License Scope of the Index or Indices (as applicable).

“Permitted Affiliate” means those Affiliates of the Licensee named in the relevant Order Schedule.

"Promotional Materials" shall mean any information, which the Licensee produces, provides and/or publishes voluntarily including but not limited to, brochures, website pages and press releases.

“Quarter Date” means each of the following dates: 31 March, 30 June, 30 September and 31 December.

"Regulatory Materials" shall mean any information, which the Licensee is required to produce, provide and/or publish in order to comply with mandatory regulatory requirements under Applicable Law, including but not limited to prospectuses.

“Scope of Services “means the services as set forth in this Agreement and the Order Schedule(s).

“Solactive Trademarks” means all registered and unregistered trademarks owned by Solactive AG (and affiliates of Solactive AG as applicable) as set out in the applicable Order Schedule.

"Start Date" means the date as specified in an Order Schedule for the start of a License.

“Supplier Trademarks” means third-party trademarks for which Solactive is permitted to grant usage rights to the Licensee in respect of a Co-Branded Index.

"Tax(es)" shall mean any (i) value-added, sales, goods, transaction, service or similar taxes, (ii) any stamp duty or similar levies, and (iii) taxes to be withheld at source of any kind (withholding tax) that Solactive may be required to deduct, withhold and remit to tax authorities or other governmental bodies in relation to the services rendered under this Agreement.

"Third-Party IPR Claim" shall have the meaning ascribed to it in section 7.

“Unauthorized Use” means any third-party usage of any sign which is identical to or confusingly similar to any of the Solactive Trademarks as set forth in section 6.8.

2.2	Interpretation

Except where stipulated otherwise in this Agreement, any reference in this Agreement to:

2.2.1	any Party, company or other person shall be construed so as to include its successors in title, permitted assignees and permitted transferees;
2.2.2	a reference to a company or other legal entity shall be construed so as to include any legal entity or entities into which such company may be merged by means of a statutory merger or into which it may be split-up or de-merged, by means of a statutory split-up or demerger;
2.2.3	an agreement or instrument is a reference to that agreement or instrument as amended, supplemented, varied or novated;
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2.2.4	a reference to any time is to local time in Frankfurt am Main, Germany on the relevant day;
2.2.5	a reference to a section or schedule means a section or schedule of or to this Agreement;
2.2.6	a "regulation" includes any applicable regulation, rule, official directive, request or guideline (whether or not having the force of law) made from time to time by any governmental, intergovernmental or supranational body, agency, department or regulatory, self-regulatory or other authority (including stock exchanges) or organisation as amended or re-enacted; and
2.2.7	a provision of law is a reference to that provision as amended or re-enacted and shall be construed, at any particular time, as including a reference to all subordinate legislation and all regulations, decisions or other binding administrative acts by any governmental authority (including stock exchanges) made from time to time under it.

Section and schedule headings are for ease of reference only and shall not affect the interpretation of this Agreement.

The terms "shall" or "will" are intended to infer an obligation or duty of the respective Party.

3	GRANT OF LICENSE, ORDER SCHEDULE
3.1	Subject to the terms of this Agreement and each applicable Order Schedule, Solactive hereby grants to the Licensee a non-exclusive, non-transferable, non-sublicensable and revocable license to use the Index as set out in the applicable Order Schedule (the “License”).
3.2	Any Order Schedule issued under this Agreement shall only become effective if signed by the Parties. Each Order Schedule shall come into force on the Start Date stated therein and shall be subject to the terms and conditions of such Order Schedule and this Agreement. In the event of any inconsistency between this Agreement and an Order Schedule, the Order Schedule shall prevail in respect of that Order Schedule only.
3.3	The License shall be effective until the earlier of:
3.3.1	the License Expiry Date (if and as set forth in the applicable Order Schedule); or
3.3.2	the date on which such License is terminated pursuant to the provisions of the applicable Order Schedule or this Agreement.
3.4	The License may be extended to Permitted Affiliate(s) and/or Associated Fund(s) if set out in the applicable Order Schedule, subject to the terms of the Order Schedule and this Agreement and the following further limitations:
3.4.1	If any Permitted Affiliate ceases to be an Affiliate of the Licensee, then such Permitted Affiliate’s entitlement to exercise any rights under this Agreement is automatically revoked and terminates at expiry of the day on which such cessation becomes
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effective. The Licensee shall inform Solactive promptly upon occurrence of such event.

3.4.2	The Licensee shall be responsible to ensure and covenants that each Permitted Affiliate and/or Associated Fund acts in compliance with this Agreement, including each relevant Order Schedule. The acts and omissions of each Permitted Affiliate and Associated Fund shall be deemed to be the acts and omissions of the Licensee for the purposes of this Agreement and the Licensee shall be liable in respect of any such acts and/or omissions.
3.5	The Licensee or any Authorized Affiliate may procure services from Solactive under this Agreement by entering into an Order Schedule as the Contracting Licensee. The Licensee shall unconditionally and irrevocably be responsible for the obligations herein of an Authorized Affiliate. The acts and omissions of the Authorized Affiliate shall be deemed to be the acts and omissions of the Licensee for the purposes of this Agreement and Licensee shall be liable in respect of any such acts and/or omissions.
4	RIGHTS AND OBLIGATIONS OF THE LICENSEE
4.1	The Licensee may only use the License in accordance with the License Scope as specified in the applicable Order Schedule.
4.2	It is the Licensee's sole responsibility to ensure that: (a) the License is suitable for its use; (b) it has appropriate infrastructures to receive the Index Data; and (c) the use of the License and the Index Data is in compliance with Applicable Law.
4.3	Solactive shall have no liability to the Licensee or any third-party in the event that any License, Index or Index Data is not suitable for its use (in connection with any Financial Product or otherwise), the Licensee’s infrastructures are not appropriate or unable to receive the Index Data thus constituting obstacles whatsoever to the use of the respective Index or Index Data licensed hereunder or in the event that the use of any Index or Index Data (in connection with any Financial Product or otherwise) is not in compliance with Applicable Law.
4.4	The Licensee shall at all times comply with the information obligations set forth in section 9 below and ensure that Solactive is not represented expressly or by implication:
4.4.1	as the designer, issuer or producer of any Financial Product linked to the Index; or
4.4.2	as having assumed any responsibility or having any connection with any Financial Product in any manner whatsoever, including, without limitation, connected to the creation, purchase, sale, trading, distribution, marketing and/or promotion of any Financial Product.
4.5	Except as otherwise expressly provided in this Agreement and/or in any applicable Order Schedule:
4.5.1	nothing in this Agreement shall be deemed to transfer to the Licensee any title to, or any right or interest in, any of the Indices, Index Guidelines, Index Data or any
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intellectual property rights therein. All right, title and interest in and to the Indices, Index Guidelines, Index Data and/or any intellectual property rights therein shall vest in and shall be the exclusive property of Solactive and shall remain vested in and remain the exclusive property of Solactive;

4.5.2	the Licensee agrees that it will not publish, transfer, redistribute, reproduce, sell, reverse engineer, decrypt, decompile, disassemble, create derivative works from or make available to any third-party in any form or manner, including but not limited to, the Internet, any type of network distribution or the use of automated processes or automation software of any kind, for any purpose, any part of the Index and/or the Index Data; or
4.5.3	permit, assist or act on behalf of, in any way, any third-party to launch any Financial Product based on or linked to the Index.
4.6	The Licensee may use Insubstantial Amounts of the Index Data (as defined) in the normal conduct of its business solely for use in reports, memoranda and presentations to the Licensee's employees, customers, agents and consultants. For the sake of clarity, except as permitted in an applicable Order Schedule, the Licensee is not permitted to republish pro forma files of an Index, the Index Composition and/or any Third-Party Data.
4.7	The Licensee shall not be permitted to create, purchase, sell, trade, distribute, market and/or promote any Financial Product to any person or in any country subject to sanctions or special measures imposed by Her Majesty’s Treasury (HMT), the US Treasury Office of Foreign Asset Control (OFAC), the European Union (EU), the United Nations (UN) or any other applicable sanction(s) (collectively, the “Sanctions”).
5.	OBLIGATIONS OF SOLACTIVE
5.1	For the duration of this Agreement, Solactive shall be obliged to calculate, maintain and administer the Index in accordance with this Agreement, the applicable Order Schedule and the applicable Index Guideline.
5.2.	Solactive shall carry out the Scope of Services in accordance with the policies directly relevant to such services as available on https://www.solactive.com/documents/ (as may be periodically updated) applying Good Industry Practice.
6	USE OF TRADEMARKS
6.1	The Licensee may use the Solactive Trademark(s) (as defined) in connection with the License Scope as set out in the applicable Order Schedule solely to indicate that such Index is licensed from Solactive.
6.2	In the event the Licensee uses the Solactive Trademarks, such use shall be accompanied by the following statement indicating that Solactive is the owner of the Solactive Trademark(s): “[•] is a trademark of Solactive AG.”
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6.3	The Licensee acknowledges the importance of Solactive’s exercise of control over the quality of use of the Solactive Trademarks and agrees to use the Solactive Trademarks only as expressly permitted under this Agreement.
6.4	The Licensee shall comply with guidelines governing the use of Solactive Trademarks as may be prepared and provided by Solactive in its sole discretion.
6.5	The Licensee acknowledges and agrees that the Solactive Trademarks shall remain the exclusive property of Solactive. Notwithstanding the usage rights granted under Section 6.1, nothing in this Agreement shall be deemed to transfer to the Licensee any title to, or any right or interest in the Solactive Trademarks. Except as expressly granted herein, all rights to or in the Solactive Trademarks exclusively belong to Solactive.
6.6	The Licensee shall not:
6.6.1	use any sign which is identical with or confusingly similar to any of the Solactive Trademarks;
6.6.2	use any of the Solactive Trademarks in any manner which would jeopardize or prejudice the rights of Solactive or devalue, injure or dilute the goodwill or reputation of Solactive;
6.6.3	challenge, contest or assist any third-party in challenging or contesting the exclusive ownership to or the validity of Solactive’s rights to the Solactive Trademarks; or
6.6.4	apply anywhere in the world for registration in its own name or assist any third party in seeking registration in its name of any sign which is identical with or confusingly similar to any of the Solactive Trademarks.
6.7	In the event of material breach of Section 6, Solactive may require the Licensee to cease use of such Solactive Trademarks within 10 (ten) Business Days and thereafter terminate the applicable License in accordance with Section 11.5 of this Agreement.
6.8	If the Licensee becomes aware that a third-party is using any sign which is identical with or confusingly similar to any of the Solactive Trademarks (“Unauthorized Use”), the Licensee shall:
6.8.1	immediately inform Solactive of and provide the details of such Unauthorized Use to Solactive in order to enable Solactive to fully and effectively initiate and control any action against such Unauthorized Use Solactive deems reasonable;
6.8.2	give Solactive the assistance as Solactive may reasonably require in any action against such Unauthorized Use, in particular without limitation, in prosecuting, negotiating or settling in an action against such Unauthorized Use. All reasonable expenses incurred by the Licensee or Associated Fund in connection with its assistance provided in accordance with this Section 6.8.2 shall be reimbursed by Solactive at the request of the Licensee or Associated Fund within timelines as agreed between the parties; and
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6.8.3	for the avoidance of doubt, any damages shall exclusively belong to Solactive and Licensee shall not be entitled to any share in such damages.

6.9for the avoidance of doubt, no provision of this Agreement shall be construed to permit or authorize Solactive’s use of Licensee’s [including the Fund] trademarks. Any authorization of Solactive’s use of Licensee’s trademarks shall be made pursuant to a separate agreement.

7	THIRD-PARTY IPR CLAIM

If the Licensee becomes aware that a third-party is alleging that the use of the Index, Index Data and/or Solactive Trademarks in the manner permitted under this Agreement infringes a third-party's intellectual property rights (a "Third-Party IPR Claim"), the Licensee shall:

a.        immediately inform Solactive of and provide the details of such Third-Party IPR Claim to Solactive;

b.        allow Solactive the exclusive and comprehensive control of a defense against a Third-Party IPR Claim;

c.         give Solactive such assistance as Solactive may reasonably require in the defense, negotiation, settlement or compromise of such Third-Party IPR Claim; and

d.        not admit liability or settle such Third-Party IPR Claim without the prior written consent of Solactive.

8	THIRD-PARTY DATA
8.1	Solactive, in fulfilling its obligations under this Agreement, may, from time to time, rely on certain non-personal data from third-parties and in some cases, provide such data to the Licensee (the “Third-Party Data”).
8.2	The use of Third-Party Data by the Licensee may, in some cases: (a) be subject to the prior consent of a third-party data provider (each a “Third-Party Data Provider”); (b) require Solactive to disclose the identity of the Licensee to a Third-Party Data Provider; (c) require the Licensee to obtain a separate license with a Third-Party Data Provider; and/or (d) any other action as may be required by a Third-Party Data Provider ((a), (b), (c) and (d) collectively, the “Third-Party Data Requirements”). In each case, Solactive shall inform the Licensee of the Third-Party Data Requirements (the “Third-Party Data Communication”). In the event the Licensee does not wish to comply and/or declares its unwillingness to comply with such Third-Party Data Requirements and, after good faith attempts, Solactive and the Licensee are unable to obtain the necessary data from another source, Solactive shall not be obligated to fulfil its Scope of Services and may terminate the relevant License granted under this Agreement by providing the Licensee thirty (45) calendar days written notice from the date of Solactive’s Third-Party Data Communication.
8.3	Where a Third-Party Data Provider requires the Licensee to enter into an agreement directly with the Third-Party Data Provider in respect of the Third-Party Data, the Licensee shall, upon
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request of Solactive, supply a copy of such agreement to Solactive (the “Third-Party Data Agreement Request”). If the Licensee fails to provide the applicable agreement or confirmation by the date specified in the Third-Party Data Agreement Request, Solactive shall not be obligated to fulfil its Scope of Services.

8.4	Additional terms relating to Third-Party Data and Third-Party Data Provider(s) are available in a separate PDF document supplied by Solactive to the Licensee and shall be deemed to constitute a part of this Agreement. They may be modified from time to time by Solactive if and to the extent required so as to comply with requirements set forth by a Third-Party Data Provider; any such modifications shall be applicable without further consent of the Licensee. Solactive shall inform the Licensee of such modifications. For the avoidance of doubt, any agreement concluded by the Licensee and a Third-Party Data Provider in accordance with Section 8.3 shall not be deemed a part of this Agreement.
9	INFORMATION MATERIALS
9.1	The Licensee's Regulatory Materials and Promotional Materials (collectively the “Information Materials”) shall under no circumstance give the impression, either expressly or by implication, that the Financial Product(s) issued in connection with a License granted under this Agreement to the Licensee is/are created, purchased, sold, traded, distributed, marketed and/or promoted by Solactive.
9.2	The Licensee shall include the following long-form disclaimer (the “Long-Form Disclaimer”) in its Regulatory Materials, in a position and with a font that makes the Long-Form Disclaimer easily visible and readable:

"Solactive AG (“Solactive”) is the licensor of [name of index] (the “Index”). The financial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive in any way and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive does not guarantee the accuracy and/or the completeness of the Index and shall not have any liability for any errors or omissions with respect thereto. Notwithstanding Solactive’s obligations to its licensees, Solactive reserves the right to change the methods of calculation or publication with respect to the Index and Solactive shall not be liable for any miscalculation of or any incorrect, delayed or interrupted publication with respect to the Index. Solactive shall not be liable for any damages, including, without limitation, any loss of profits or business, or any special, incidental, punitive, indirect or consequential damages suffered or incurred as a result of the use (or inability to use) of the Index.”

9.3	The Licensee shall include the following short-form disclaimer (the “Short-Form Disclaimer” and together with the Long-Form Disclaimer, the “Disclaimer”) in its Promotional Materials, in a position and with a font that makes the Short-Form Disclaimer easily visible and readable:
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"Solactive AG ("Solactive") is the licensor of [name of index] (the "Index"). The financial instruments that are based on the Index are not sponsored, endorsed, promoted or sold by Solactive in any way and Solactive makes no express or implied representation, guarantee or assurance with regard to: (a) the advisability in investing in the financial instruments; (b) the quality, accuracy and/or completeness of the Index; and/or (c) the results obtained or to be obtained by any person or entity from the use of the Index. Solactive reserves the right to change the methods of calculation or publication with respect to the Index. Solactive shall not be liable for any damages suffered or incurred as a result of the use (or inability to use) of the Index."

9.4	Solactive shall have the right, acting reasonably and in good faith, to request and approve any or all Information Material(s) which make use of the Index, Index Data and/or the Solactive Trademarks.
9.5	Solactive may at any time unilaterally amend the Disclaimer and the Licensee shall, as soon as reasonably practicable following receipt of the updated Disclaimer from Solactive, use such amended Disclaimer in its Information Material(s) produced, provided and/or published thereafter.
9.6	It is the Licensee's own and sole responsibility to comply with any legal requirements concerning the accuracy and completeness of the Information Material(s) for the Financial Product(s) issued by the Licensee.
10	REMUNERATION
10.1	The Licensee shall pay the remuneration (the “Remuneration”) set out in the applicable Order Schedule in accordance with the terms of this Agreement. The Remuneration may be calculated on a fixed and/or variable basis as specified in the applicable Order Schedule.
10.2	In the event the Remuneration is to be calculated on a fixed basis (the “Fixed Remuneration”), the Licensee shall pay such Fixed Remuneration upon the Start Date of the applicable License specified in the applicable Order Schedule and thereafter on the beginning of each following calendar year (unless otherwise provided in the applicable Order Schedule). For the sake of clarity:
10.2.1	the first invoice of any Fixed Remuneration shall be pro-rated in accordance with the period from the applicable Start Date to the end of the calendar year (unless otherwise provided in the applicable Order Schedule); and thereafter
10.2.2	Solactive shall issue an invoice to the Licensee at the beginning of each calendar year for services to be rendered for such calendar year (unless otherwise provided in the applicable Order Schedule).
10.3	In the event of termination of a License by the Licensee under Section 8.2, 11.3 or 11.4 of this Agreement, upon request by the Licensee, such Fixed Remuneration paid in advance shall be refundable, on a pro-rated basis, for the relevant License.
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10.4	In the event the Remuneration is to be calculated on a variable basis (the “Variable Remuneration”), the Licensee shall pay such Variable Remuneration quarterly in arrears (unless otherwise provided in the applicable Order Schedule).
10.5	The Licensee shall, no later than seven (7) Business Days following each Quarter Date (the “Reporting Deadline”), report to Solactive, in respect of each Index, the aggregate value of assets for all Financial Products (as defined in the applicable Order Schedule) linked to such Index for each calendar month (the “Aggregate Values”) (the “Variable Time Frame”). The Licensee shall report the Aggregate Values: (i) in existence during the Variable Time Frame; and (ii) expired, closed or matured during the Variable Time Frame.
10.6	The monthly Variable Remuneration shall be:

the Aggregate Values multiplied by the Variable Remuneration (as defined in the applicable Order Schedule) divided by twelve (12)

10.7	If the Licensee fails to provide Solactive with the details set out in Section 10.5 by the Reporting Deadline, Solactive shall send to the Licensee a reminder with respect thereto (the “First Reminder”).
10.8	If the Licensee fails to provide Solactive with the details set out in Section 10.5 within ten (10) Business Days following the date of the First Reminder, Solactive shall invoice the Licensee an amount equal to a Provisional Variable Remuneration Estimate (as defined below) and the Licensee shall pay such Provisional Variable Remuneration Estimate. The Licensee shall still be obliged to provide the details required pursuant to Section 10.5 and when provided, Solactive shall either: (a) invoice the Licensee and the Licensee shall pay the amount of any additional amounts due and payable together with any interest (as set out in Section 10.9 below); or (b) credit to the Licensee’s account any amounts that the Licensee has overpaid.

“Provisional Variable Remuneration Estimate” means an amount of Variable Remuneration that is estimated by Solactive in its commercially reasonable discretion.

10.9	The Remuneration shall be payable immediately upon the Licensee’s receipt of the applicable invoice (the “Invoice Date”). If Solactive has not received the Remuneration by the thirtieth (30th) day following the Invoice Date, a default interest of five (5) percentage points above the current base interest rate as announced by the Deutsche Bundesbank under the heading: “Basic rate of interest pursuant to section 247 of the German Civil Code” (the “Interest Amount”) shall be applied to the Remuneration as of the Invoice Date and become due and payable immediately. This Section 10.9 shall not affect any other remedies available to Solactive.
10.10	The Remuneration may be adjusted for inflation (the “Adjustment”) once per annum to reflect the percentage increase in the Harmonized Index of Consumer Prices published by the Eurostat (the “HICP”) or such other index which is most consistent with the HICP if the HICP is no longer published.
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11	TERM AND TERMINATION
11.1	This Agreement shall be effective on and from the Agreement Date.
11.2	Except as otherwise expressly provided in any applicable Order Schedule, each License shall be effective on and from the Start Date set forth in the applicable Order Schedule and shall continue for an initial period of two (2) years (the “License Initial Term”) and thereafter shall automatically renew for successive periods of one (1) year (each a “License Renewal Term” and together with the License Initial Term, the “License Term”).
11.3	A License may be terminated by either Party by providing written notice to the other Party at least one hundred and twenty (120) calendar days prior to the earlier of the end of: (a) the License Initial Term; or (b) a License Renewal Term.
11.4	Either Party may terminate, in writing, a License or all Licenses, with immediate effect, in the following events:
11.4.1	the other Party files a petition in bankruptcy or for reorganization under the laws of any jurisdiction; or
11.4.2	the other Party dissolves or ceases to carry on business.
11.5	Solactive may terminate, in writing, with immediate effect, a License or all Licenses in the event the Licensee commits a material breach which has not been cured by the Licensee within ten (10) Business Days (such as, but not limited to, a breach under any of Sections 4.4, 4.5, 4.7, 6.4, 6.6, 7 or 17.3) under this Agreement.
11.6	Solactive may terminate a License or all Licenses: in case of 11.6.1 with forty-five (45) calendar days and in case of 11.6.2, 11.6.3 and 11.6.4 with thirty (30) calendar days written notice to the Licensee in the following events:
11.6.1	a Third-Party Data Provider: (i) restricts or terminates Solactive’s right to use data necessary for Solactive to carry out its obligations under this Agreement or the Licensee’s right to use data necessary for Solactive to carry out its obligations under this Agreement; or (ii) increases fees (payable by Solactive) to a rate that is commercially unreasonable for the provision of such data;
11.6.2	the Licensee commits a material breach under this Agreement or an Order Schedule and fails to remedy such breach within a period of ten (10) Business Days following receipt of a written notification from Solactive specifying the breach and requesting its remedy;
11.6.3	Solactive is made aware of Applicable Law that, in the reasonable opinion of Solactive, impairs or prevents Solactive’s ability to perform its obligations under this Agreement; or
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11.6.4	Solactive reasonably believes that the outcome of any litigation or proceeding conducted against Solactive may have a material adverse effect on Solactive’s ability to perform its obligations under this Agreement.
11.7	All declarations of termination in connection with this Agreement shall be in writing and the termination date in respect of a License shall be provided by Solactive (the “License Termination Date”).
11.8	In the event no License under an Order Schedule remains in effect, the applicable Order Schedule will be deemed terminated on the date the last License under the applicable Order Schedule is terminated.
11.9	The following Sections shall survive termination of any License and remain in full force for an indefinite period following such termination: Sections 12, 13, 14 and 15.
11.10	On the License Termination Date:
11.10.1	the License (in respect of the Index that has been terminated) granted under this Agreement and the applicable Order Schedule shall be terminated;
11.10.2	Solactive’s obligations with respect to the License (in respect of the Index that has been terminated) shall cease;
11.10.3	the Licensee shall cease use of the Index, Index Data and the Solactive Trademarks in respect of the License that has been terminated and shall confirm to Solactive (upon Solactive’s request) its compliance thereof;
11.10.4	the Licensee shall return or destroy (upon Solactive’s request) information that it has received from Solactive in respect of the License (in respect of the Index that has been terminated) and confirm such compliance thereof; and
11.10.5	the Parties shall pay any Remuneration, Interest Amounts and Taxes (and any other amounts) due and owing.
12	REPRESENTATIONS
12.1	Each Party represents to the other Party that:
12.1.1	it is duly incorporated, formed or organized and is validly existing under the laws of the jurisdiction of its incorporation, formation or organization and has the capacity and authority to enter into, deliver and perform the terms of this Agreement;
12.1.2	it is not nor, to the best of its knowledge, is any director, officer, agent, employee or affiliate of it subject to any Sanctions;
12.1.3	this Agreement has been executed by a duly authorized representative(s) of each Party; and
12.1.4	all Order Schedules will be executed by a duly authorized representative(s) of each Party.
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12.2	Save as expressly set out in this Agreement and to the extent permissible by law, Solactive does not make any representation or warranty and does not otherwise assume any responsibility, obligation or duty to the Licensee regarding: (i) the Index, Index Data or Solactive Trademarks; (ii) any information that Solactive provides to the Licensee in relation to this Agreement; and (iii) the completeness, accuracy, condition, quality, merchantability, performance or fitness for a particular purpose with respect to the Index, Index Data and/or Solactive Trademarks.
13	LIABILITIES AND INDEMNIFICATIONS
13.1	Nothing in this Agreement shall be construed as excluding or limiting a Party's liability hereunder for Losses (including reasonable legal costs, expenses and fees) incurred by the other Party resulting from:
13.1.1	breach under Section 12;
13.1.2	indemnifications;
13.1.3	injury to life, physical integrity or health; and/or
13.1.4	action or omission committed intentionally or with gross negligence.
13.5	Solactive’s liability under this Agreement for Losses incurred by the Licensee resulting from

13.5.1	any action or omission that is committed by simple negligence by Solactive shall not in the aggregate exceed 50%the Remuneration already paid over the previous six (6) months for the Index which has given rise to the respective loss.
13.6	To the extent permitted by law, liability for indirect, consequential, punitive or similar damages, or for loss of profit or revenue is excluded. Liability pursuant to the indemnities set out in this Agreement or any other liability which cannot be excluded by law is not excluded or limited under this Agreement.
13.7	The Licensee shall take all reasonable steps to mitigate the loss and damage it incurs in relation to any claim or action which it brings against Solactive.
13.8
13.8	Solactive shall not be liable for Losses arising out of any delay in or interruption of the performance of its obligations under this Agreement due to: (a) forces beyond its control, including, without limitation, political unrest, acts of war or terrorism, civil or military disturbances, nuclear or natural or medical catastrophes or acts of God; (b) interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services which have not been caused by intentional or grossly negligent conduct; it being understood that Solactive shall use reasonable efforts which are consistent with Good Industry Practice to resume performance as soon as practicable under the circumstances.
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13.9	Solactive shall not be liable for Losses incurred by third-parties in connection with the Licensee’s use of the Financial Products. The Licensee shall be solely responsible for all legal and economic risk in connection with the Financial Products. The Licensee indemnifies Solactive in this respect for any third-party claims.
13.10	The Licensee agrees to fully indemnify, defend and hold harmless Solactive and its respective officers, directors, employees, agents and representatives (each a "Solactive Indemnified Party" and together the “Solactive Indemnified Parties”) from and against all Losses including reasonable attorney costs which a Solactive Indemnified Party may suffer or incur as a result of, or in connection with the Licensee’s use of an Index, Index Data and/or Solactive Trademark for any purpose.

13.11 Solactive agrees to fully indemnify, defend and hold harmless Licensee, Permitted Affiliates, and Associated Funds(s) and  their respective officers, directors, employees, agents and representatives from and against all Losses including reasonable attorney costs which Licensee, Permitted Affiliates, or Associated Fund(s) incur arising out of any claim alleging that the Licensee’s use of an Index, Index Data and/or Solactive Trademark in a manner permitted under this Agreement infringes a third-party’s intellectual property rights. Licensee shall not settle or otherwise dispose of any indemnified claim or action in a manner adversely affecting the rights of Solactive without Solactive’s prior written consent.

14	TAXES
14.1	The Licensee shall pay any and all applicable Taxes. The Licensee shall not be responsible for Taxes payable by Solactive if and to the extent such Tax is imposed on or calculated by reference to the net income received or receivable by Solactive.
14.2	Each Party shall be responsible for complying with all Tax obligations imposed on it by a government entity in connection with the transactions contemplated herein.
14.3	The Licensee shall make all payments to be made by it without deduction or withholding of any Taxes, unless a deduction or withholding of Tax is required by law. If a deduction or withholding of Tax is required by law to be made by the Licensee, the amount of the payment due from the Licensee shall be increased to an amount which (after making any tax deduction or withholding) leaves an amount equal to the payment which would have been due if no Tax deduction or withholding had been required.
14.4	The Parties agree to cooperate with each other to determine and minimize each Party’s respective Tax liabilities to the extent legally permissible.
15	CONFIDENTIALITY
15.1	The Receiving Party may only use the Confidential Information for purposes of this Agreement. The Receiving Party agrees that:
15.1.1	it will hold the Confidential Information in the strictest confidence;
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15.1.2	it will exercise no less care with respect to the Confidential Information than the level of care exercised with respect to its own Confidential Information;
15.1.3	it will not copy or disclose to any third-party any portion thereof; and
15.1.4	it will notify immediately the Disclosing Party of any unauthorized disclosure or use and will cooperate with the Disclosing Party to protect all proprietary rights in and ownership of its Confidential Information.
15.2	The Receiving Party may provide its employees, directors and agents (the “Representative Group”) with access to Confidential Information on a strict “need-to-know” basis only. The Receiving Party shall be responsible for any breach of this Section 15 by its Representative Group.
15.3	The obligations in Section 15.1 shall not apply if and to the extent:
15.3.1	disclosure of Confidential Information is required by:

a.      Applicable Law of any country with jurisdiction over the affairs of the Receiving Party;

b.      any court of competent jurisdiction or any competent judicial, governmental, supervisory or regulatory body; or

15.3.2	such information:

a.      was known to the Receiving Party prior to disclosure or is in the public domain other than through breach of this Section 15;

b.      is independently developed by the Receiving Party without use of or reference to the Confidential Information provided by the Disclosing Party.

The Party required to disclose Confidential Information under Section 15.3.1 shall notify the other Party of such request (to the extent not prohibited by Applicable Law) as promptly as practicable following such request.

15.4	The Receiving Party shall, upon the written request of the Disclosing Party, return to the Disclosing Party or destroy all tangible materials containing the Confidential Information; provided, however, that the Receiving Party may retain any such Confidential Information as may be necessary to satisfy any Applicable Law, internal policy or procedure (including, but not limited to, technology back-up procedures). Any portion of the Confidential Information that is not returned or destroyed in accordance with this Section 15.4 shall be held by the Receiving Party in accordance with this Section 15.
15.5	In respect of each License, this Section shall remain in full force for a period of five (5) years following termination of each License.
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16	GOVERNING LAW
16.1	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by and construed and interpreted in accordance with the laws of the Federal Republic of Germany.
16.2	The place of exclusive jurisdiction for all disputes between the Parties arising out of or in connection with this Agreement or regarding its validity (including, without limitation, disputes or claims based on tort) is Frankfurt am Main, Germany.
17	AUDIT
17.1	The Licensee agrees to respond promptly to any reasonable request from Solactive for information necessary to confirm the Licensee’s compliance with this Agreement.
17.2	Solactive shall have the right during normal business hours and upon reasonable notice to the Licensee to audit the relevant books, records, electronic data and/or data processing systems of the Licensee to verify the Licensee’s compliance with this Agreement (“Audit”).
17.3	The costs of an Audit shall be borne by Solactive; however, should an Audit reveal a material breach of the terms of this Agreement by the Licensee, all reasonable costs and expenses of such Audit shall be borne by the Licensee.
18	MISCELLANEOUS
18.1	All notices and other communications under this Agreement shall be: (i) in writing; and (ii) delivered by hand, registered or certified mail, facsimile transfer or electronic mail to the details set forth below or such details as either Party shall specify by written notice to the other; and (iii) deemed given upon receipt.

To Solactive:

Solactive AG

Platz der Einheit 1

60327 Frankfurt, Germany

Attn.: Legal Department

Telephone: +49 69 719 160 393

Fax: +49 69 719 160 25

E-Mail: legal@solactive.com

To the Licensee:

[Company Name]

[Street]

[Postal Code] [City]

[Country]

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Attn.: Legal Department

Telephone: [Telephone]

Fax: [Fax]

E-Mail: [E-Mail]

18.2	In order for Solactive to be able to fulfil regulatory requirements associated with the administration of the Indices, certain information relating to the value of financial instruments issued by the Licensee [and [include other issuing entities here]] as well as financial contracts concluded by the Licensee and investment funds launched by the Licensee linked to the Indices must be provided from time to time by the Licensee. Therefore, the Licensee agrees to deliver to Solactive upon request: (a) the total value of financial instruments, financial contracts and investment funds issued, concluded and/or launched by the Licensee (as applicable) referencing the Indices in a format specified by Solactive; and/or (b) any other information that may be required in order for Solactive to comply with its regulatory requirements under this Agreement (the “Deliverables”). The values of financial instruments, financial contracts and investment funds must be calculated by the Licensee in accordance with the requirements of the Commission Delegated regulation (EU) 2018/66 of 29 September 2017. The Licensee shall provide the Deliverables to Solactive within 30 Business Days of Solactive’s written request thereof (“Solactive’s Request”). Solactive’s Request shall be sent to the email address of the Licensee set-out in Section 18 of this Agreement and be deemed effective in accordance with Section 18.1 of this Agreement.
18.3	The Licensee may not assign, transfer or otherwise dispose of this Agreement or any of its rights under this Agreement or sub-contract, transfer or otherwise dispose of any of its obligations under this Agreement without the prior written consent of Solactive. Any purported transfer, assignment or delegation in violation of this Section shall be null and void and shall give rise to a right to terminate this Agreement in accordance with Section 11.5.
18.4	At its own and sole discretion, Solactive may engage third-parties in order to fulfill its contractual obligations hereunder.
18.5	This Agreement, including all Order Schedules and the additional terms pursuant to Section 8 of this Agreement, constitutes the whole agreement between the Parties relating to the transactions contemplated by this Agreement (the “Transactions”) and supersedes all previous agreements, both written and oral, relating to the Transactions between the Parties.
18.6	Each Party acknowledges that, in entering into this Agreement, it has not relied on any statement, representation, assurance or warranty of any person other than as expressly set out in this Agreement.
18.7	No third-party shall have any directly enforceable rights under the terms of this Agreement.
18.8	The provisions contained in each Section of this Agreement shall be enforceable independently of each of the others and their validity shall not be affected if any of the others are invalid. If any of those provisions is void but would be valid if some part of the provision
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were deleted, the provision in question shall apply with such modification as may be necessary to make it valid.

18.9	The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.
18.10	This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement.
18.11	An electronic copy of a signature received in Portable Document Format (PDF) shall be deemed to be of the same force and effect as an original signature on an original executed document.
18.12	Any modification or amendment to this Agreement, including any amendment or modification of this Section 18.12, shall be in writing.

[Remainder of page intentionally left blank; signature page follows]

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By their signatures below, the Parties hereby agree to be bound by the terms and conditions of this Agreement.

Solactive AG	__________________________________ [Legal Name of Licensee]
__________________________________ (Location, Date)	__________________________________ (Location, Date)

Name: Title:	Name Title:
Name: Title:	Name: Title:

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APPENDIX A

Form of Order Schedule

[TEMPLATE]

ORDER SCHEDULE

This Order Schedule (the “Order Schedule”) is dated as of [DD MMMM YYYY] (the “Order Schedule Effective Date”) between Solactive AG (“Solactive”) and [Account Name (Contracting)] (the “[Contracting Party Reference]” and together, the “Parties”) relating to the [Master Agreement Type] dated as of [DD MMMM YYYY] as amended from time to time between Solactive and [Account Name (Main)] (the “Agreement”).

The [Contracting Party Reference] is an Authorized Affiliate (as defined in the Agreement) of [Account Name (Main)] and wishes to procure services from Solactive under the Agreement by entering into and executing this Order Schedule. The [Contracting Party Reference] shall be deemed to be the “[Client Reference]” under this Order Schedule and the Agreement (in respect of this Order Schedule only).

The [Contracting Party Reference] represents to Solactive that it has the authority to enter into, deliver and perform the obligations under this Order Schedule.

This Order Schedule (the “Order Schedule”) is dated as of [●] (the “Order Schedule Effective Date”) between Solactive AG (“Solactive”) and [●] (the “Licensee” and together, the “Parties”) relating to the License Agreement dated as of [●] as amended from time to time between Solactive and [●] (the “Agreement”).

The terms and conditions of the Agreement are incorporated herein by reference. This Order Schedule shall be read and construed in accordance with the Agreement. Capitalized terms used but not otherwise defined in this Order Schedule shall have the meanings ascribed to such terms in the Agreement. In the event of any inconsistency between the terms and conditions set forth in the Agreement and in this Order Schedule, the terms and conditions set forth in this Order Schedule shall prevail.

1 PRODUCT DETAILS

The following table sets forth the Index/Indices covered under this Order Schedule:

Ref. No.	Index	ISIN	Reuters Instrument Code (RIC)	Bloomberg Ticker
1
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2 REMUNERATION

The following table sets forth the Remuneration payable by the Licensee under this Order Schedule:

Ref. No.	Service Description	Service Category	Start Date	Billing Type	Currency	Fixed Remuneration	Variable Remuneration (in bps)	Minimum Fee	Maximum Fee	Additional Detail(s)/Special Arrangement(s)
1				Annual Fee
One-Off Fee
Annual Fee

3 LICENSE DETAILS

Subject to the Agreement, Solactive grants to the Licensee a license to use each Index listed in Section 1 of the Order Schedule for the purpose(s) as set out below:

[●]

Sign for and on behalf of Solactive AG                            Sign for and on behalf of [●]

[TEMPLATE no need to sign]

___________________________                         ___________________________

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APPENDIX B

The following Authorized Affiliate(s) listed herein may procure services from Solactive under this

Agreement by entering into an Order Schedule as the Contracting Licensee.

Account No.	Name of Authorized Affiliate (Name of Legal Entity)	Address	Division/Department	Invoice Recipient(s) (incl. Email Addresses)

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